08000309

PHOSPHAGENICS

File Reference no. 82-34939

31 December 2007

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SEC
Mail Processing
Section

JAN 14 2008

Washington, DC
107

SUPPL

BEST AVAILABLE COPY

Dear Sirs

re : Phosphagenics Limited ("PPGNY")
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 October 2007 to 31 December 2007.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the March 2008 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED

JAN 28 2008

THOMSON
FINANCIAl

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 31 12 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

1/22

ASX

AUSTRALIAN SECURITIES EXCHANGE

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH) Released between 10/07/2007 and 10/01/2008

See below for:

- **Previous codes used by this company**

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
17/12/2007	!	Successful transdermal oxycodone clinical trial results	3	PDF	-
10/12/2007		Change of Director's Interest Notice - Mr H Rosen	4	PDF	-
04/12/2007		POH presentation - BBY Healthcare Life Sciences Conference	26	PDF	-
03/12/2007		December 2007 Newsletter and Annual Report Retention Notice	9	PDF	-
27/11/2007		Change in substantial holding	4	PDF	-
07/11/2007		Change of Director's Interest Notice - Prof J Mills	4	PDF	-
19/10/2007	!	Dietary Supplement Update	2	PDF	-
04/10/2007	!	Nestle Nutrition - POH commence Phospha E Phase 2 Trial	3	PDF	-
01/10/2007		Change of Director's Interest Notice - Mr M D Preston	4	PDF	-

17 December 2007

Company Announcement

PHOSPHAGENICS

Successful transdermal oxycodone clinical trial results

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced positive results of its Phase 1 clinical trial that showed its delivery technology, TPM, delivered leading pain-relief drug oxycodone through the skin without causing any disruption or irritation.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said these results support Phosphagenics' aims to be the first to commercialise a sustained-release oxycodone patch for the management of chronic pain.

"Oxycodone, with worldwide annual sales of more than $US 1 billion, is more potent than morphine with fewer adverse effects; however, oxycodone is not available transdermally due to serious issues relating to skin sensitisation and irritation," Dr Ogru said.

"Our trial results show that TPM can deliver oxycodone through the skin in a sustained-release formulation without causing skin irritation.

This trial, which was conducted by CMAX (an independent clinical research organisation located at the Royal Adelaide Hospital) was a single-centre, single-blinded, pharmacokinetic trial in 16 healthy subjects. The trial endpoints were to evaluate the safety and tolerability of the TPM/Oxycodone formulation and the ability of the TPM technology to deliver oxycodone into the body.

The oxycodone, administered as a single transdermal application, was safe with no adverse events reported. Oxycodone was detected in the subjects for at least 48 hours. The results demonstrate that the formulation is bioavailable and effective in delivering oxycodone into the body.

A collaborative program is now under way with a world leading patch development company to incorporate the current formulation into a patch system. Plans are also underway to undertake a pivotal clinical study in the first half of 2008.

Dr Esra Ogru said that developing its pain relief pipeline builds on the success of previous transdermal clinical trials and provides a platform for the development of many other products.

Mr Harry Rosen, President and CEO said: "Completing this Phase 1 trial was an important milestone for our pain management program. We are delighted to have successfully completed this trial and look forward to progressing to the next phase".

ENDS.....

APPENDIX AND NOTES TO EDITORS

About the trial

Objectives:
The primary objective was to evaluate the tolerability and safety of a single 200mg dose of oxycodone formulated with the TPM delivery technology (TPM/Oxycodone) applied transdermally. The secondary objective was to assess the pharmacokinetics of TPM/Oxycodone.

Trial Design:
The trial was a single centred, single blinded, placebo-controlled trial which assessed TPM/Oxycodone in 16 healthy subjects.

Trial Duration:
5 days

Results
The primary endpoint of safety and tolerability was met as there were no unexpected adverse events. The detection of oxycodone in the urine of subjects demonstrated that the TPM formulation is bioavailable and effective in delivering oxycodone into the body.

Mean Levels of Oxycodone in Urine following Single Administration of TPM/Oxycodone (n=16)


100
80
60
40
20
0
Oxycodone (ng/mL)
0
10
20
30
40
50
Hours after treatment

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive VP Research & Development
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5600

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	17-Dec-2007
Time	08:29:35
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Successful transdermal oxycodone clinical trial results

PHOSPHAGENICS

10 December 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

Phosphagenics Limited
Appendix 3Y - Change of Director's Interest Notice
Mr H Rosen

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Mr Harry Rosen to the Company's ordinary fully paid shares. Such change in interest occurring on Friday 7 December 2007 and arising from the purchase on-market of 96,293 ordinary fully paid Phosphagenics Limited shares at A$0.225.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 10 12 07

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSEN, Harry
Date of last notice	30/05/2007 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 December 2007

p\asx\hr 3y 10 12 07

+ See chapter 19 for defined terms.

Schedule of Directors Interests

COMPANY NAME : PHOSPHAGENICS LIMITED

DIRECTOR'S NAME: HARRY ROSEN

	PRESENT 3Y (10/12/07)		PREVIOUS 3Y (30/05/07)	
	SHARES	OPTIONS	SHARES	OPTIONS
ASX CODE	POH	POHB	POH	POHOB
Name of Registered Holder				
H Rosen	-	**2,675,000**	-	2,675,000
Paroha Nominees Pty Ltd	**61,367,143**	**1,250,000**	61,367,143	1,250,000
Paroha Nominees Pty Ltd (Superannuation A/c)	**2,809,293**	**1,125,000**	2,713,000	1,125,000
TOTAL ENTITLEMENTS:	**64,176,436**	**5,050,000**	64,080,143	5,050,000
Issued Securities - POH	**603,440,906**	**59,630,948**	603,439,181	59,632,673
Percentage Entitlement	**10.63%**	**8.47%**	10.62%	8.46%

COMMENTS:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1	**Self**	as above – legal and beneficial holder of those securities registered in his name
2	**Paroha Nominees Pty Ltd**	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd
3	**Paroha Nominees Pty Ltd (Superannuation A/c)**	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee

Movements:

1 Self	no change
2 Paroha Nominees Pty Ltd	no change
3 Paroha Nominees Pty Ltd (Superannuation A/c)	
Ordinary Shares	
Balance, per Appendix 3Y, 28 May 2007	2,713,000
PLUS:	
On-market acquisition @ 22.5 cents a share during normal trading of the ASX Limited	96,293
Balance, per Appendix 3Y, 10 December 2007	2,809,293
Movement as a percentage of issued ordinary shares	0.16%

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, 10 December 2007 11:29 AM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 542102 as follows:
Release Time: 10-Dec-2007 at 11:28:42
ASX Code: POH
Announcement Title: Change of Director`s Interest Notice - Mr H Rosen

PHOSPHAGENICS

04 December 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics' presentation at the
BBY 2007 Healthcare & Life Sciences Conference

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (OTCQX: PPGNY) advises that Dr Esra Ogru, Executive Vice President of Research & Development, will today present at the BBY 2007 Healthcare & Life Sciences Conference in Sydney.

Attached for release to the market is a copy of the presentation which will be given by Dr Esra Ogru at this conference.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\BBY 04 12 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


"Delivering more"

Phosphagenics Limited

BBY 2007 Health & Life Sciences Conference

Dr Esra Ogru
Executive Vice President
of Research & Development
Member of the Board

Safe harbor

PHOSPHAGENICS

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Phosphagenics

PHOSPHAGENICS

Melbourne based, global biotechnology company, with offices in New York, focused on the discovery of new and cost effective ways to enhance the delivery of proven products.

Public listed company

- Australian Stock Exchange (POH)
- London Stock Exchange - Alternative Investment Market (PSG)
- US Level 1 ADR - OTCQX (PPGNY)

Investment highlights

PHOSPHAGENICS

Lower risk model

- Drug delivery focus - enhancing *proven* and *marketed* drugs
  - Faster time to market
  - Lower R&D expenditure
  - Increased success rate

Platform technologies with broad and multiple applications

- Multiple revenue opportunities:
  - Pharmaceuticals
  - Nutraceuticals
  - Manufacturing

Unique technologies

- Drug delivery platform that can deliver both large and small molecules
- Patented technology – 21 patent families

Major partnerships

Board & scientific advisers

PHOSPHAGENICS

Directors	
Harry Rosen	President & Chief Executive Officer
Dr Esra Ogru	Executive Vice President of R&D
Assoc. Prof. Andrew Vizard	Non Executive Chairman
Professor John Mills	Non Executive Director
Jon Addison	Non Executive Director
Michael Preston	Non Executive Director

Scientific advisers	
Dr Simon West	Phosphagenics Limited
Professor Angelo Azzi	University of Berne, Switzerland Tufts University, Boston, US
Professor Thomas Rades	University of Otago, New Zealand
Professor Ishwarlal Jialal	UC Davis Medical Centre, Sacramento, US
A/Professor William Hsu	Joslin Diabetes Centre, Harvard Medical School, US

Management and R&D team

PHOSPHAGENICS

Management

- Experienced, diverse, dedicated management team
- Proven track record

Research & development

- Significant personnel expansion in:
  - Pre-clinical
  - Clinical
  - Development
  - Manufacturing
- Experts in their respected fields
- 23 scientists including 14 PhD's


"Delivering more"

Phosphagenics

Drug delivery technology

TPM – multiple opportunities

PHOSPHAGENICS

Versatile technology that is uniquely applicable to both:

- Topical (dermal) Delivery
- Systemic (transdermal) Delivery



Stratum corneum
Sebaceous gland
Oil
Hair
Capillaries
Melanocytes
Sweat
Epidermis
Dermis
Fat layers
Hair follicle
Nerve
Blood vessels
Sweat gland
Dermal delivery
Transdermal delivery

TPM: delivery system

PHOSPHAGENICS

	FEATURE		BENEFITS
1	**Can transport both small and large molecules**	→	*Technology applicable to a wide range of drugs*
2	**Powerful penetration enhancer that does not disrupt or irritate the dermis**	→	*No skin irritation* *Maintains skin integrity*
3	**Allows for a sustained release of compounds from just one application**	→	*Flexible dosage regimens* *Longer therapeutic levels maintained*
4	**Rapidly penetrates the dermis (less than 1 hour)**	→	*Permits normal daily activities (e.g. showers, swimming)*
5	**Cost-effective to produce**	→	*Significant value add opportunity*
6	**Other routes of administration beyond transdermal under investigation**	→	*Can be produced in a wide range of presentations (powder, liquid, gel etc)*

TPM technology

PHOSPHAGENICS



Figure a) Close-up of a TPM vesicles showing its multi-layered interior.



Figure b) Inside view of the TPM vesicle, showing how the drug to be delivered (in this case insulin) is positioned within the layers of the vesicle.



Figure c) An example of where and how the TPM/Insulin gel may be applied to the skin.



Figure d) Close-up of the TPM/Insulin gel, showing the vesicles in suspension.



Figure e) Close-up showing how the TMP/Insulin vesicles' flexibility allows them to squeeze between the skins cells and travel towards the more vascular, deeper levels of the skin.



Figure f) A representation of three TPM/Insulin vesicles delivering insulin over a sustained period into the blood stream.

TPM – transdermal insulin

PHOSPHAGENICS

Market size

- Diabetes therapies – sales $US 17.8 B 2005
- Insulin products – sales $US 7.2 B 2005

Target market

- Basal insulin

Market opportunity

- Many Type 2 diabetic people reluctant to commence injections - exhibit poor compliance
- TPM/Insulin - alternative to injections thus potential to improve compliance and management of Type 2 diabetes

Market positioning

- Marketed basal insulins all require injection
- Inhaled insulin – short acting, therefore not competitor


200 Million Diabetics
Type 1
Type 2
Treatment of Type 2
Insulin 30%
Oral Agents 70%

TPM – transdermal insulin clinical development

PHOSPHAGENICS

Overview of successful Phase 1 trials

- Completed 2 successful Phase 1 trials
- Safety and pharmacodynamic activity established in both trials – no irritation
- Total number of subjects - 65
- Significant reductions in blood glucose, endogenous insulin and c-peptide levels from a single application of TPM/Insulin
- Conducted in Australia in collaboration with the Joslin Diabetes Centre/Harvard Medical School, Boston, US

TPM – transdermal insulin clinical development

PHOSPHAGENICS

Current Phase 2 trial

- Phase 2 trial currently underway at CMAX at the Royal Adelaide Hospital, Australia
- Total number of patients – 60
- Trial design - randomised single-blinded, placebo controlled, three way cross-over
- Primary endpoint - assessing the efficacy of TPM/Insulin in patients with Type 1 and Type 2 diabetes
- Conducted in Australia in collaboration with the Joslin Diabetes Centre/Harvard Medical School, Boston, US

TPM – pain market opportunity

PHOSPHAGENICS

Market size

- Sales of narcotic analgesics ~ $US 6.0 B globally per annum

Market opportunity

- Transdermal administration of analgesics beneficial in offering sustained delivery of opioids for chronic pain sufferers and preventing breakthrough pain
- Potential for decreasing side-effects by preventing dose spiking observed with oral doses

Market positioning

- No other transdermal morphine or oxycodone available or known to be in development

Abuse deterrence

PHOSPHAGENICS

Morphine & oxycodone formulated with TPM

- Resists physical dissolution (cannot be dissolved in alcohol and acidic beverages)
- Thick - high viscosity prevents injection
- Stickiness prevents snorting
- Novel formulation prevents thermal extraction
- Demand for abuse resistant products increasing, few competitors in development

Slow release of morphine or oxycodone = No EUPHORIA

TPM – topical delivery

PHOSPHAGENICS

Utilising TPM's versatility

- Expanding into the topical delivery area and creating a portfolio of topically delivered products offers a number of advantages, including:
    - Faster time to market compared to transdermal products delivering actives into the bloodstream
    - Relatively easier path to regulatory approval
    - A cost effective development program
    - Significant markets and unmet needs

- Successful retinoic acid pre-clinical studies have shown that TPM has the ability to enhance the delivery of topically applied compounds.

TPM – topical delivery

PHOSPHAGENICS

Competitive positioning

The TPM platform offers opportunities to:

- Provide a more effective topical product
- Reduce systemic exposure of the active
- Provide a variety of dosage forms including gels, foams or sprays without comprising the effectiveness of the product
- Overcome issues of intolerance and dermal reactions presented by many topical therapies

Development status

PHOSPHAGENICS

Regulatory filings

- Drug Master Files (CMC) TPM/Morphine submitted
- FDA Investigational New Drug packages for TPM/Morphine and TPM/Insulin underway

Toxicology

- Robust safety package available – acute dermal, 28 day oral, skin sensitization, 28 day chronic dermal toxicity study

Clinical - Good Clinical Practice (GCP)

- TPM/Insulin Phase 2a trial
- TPM/Morphine Phase 2a trial
- Phospha E® Phase 2 trial
- TPM/Oxycodone Phase 1 trial

Manufacturing

- GMP documentation
- GMP produced TPM available


"Delivering more"

Phosphagenics

Nutraceutical business

Nutraceutical deals

PHOSPHAGENICS

Nestlé Nutrition – Phospha E®, functional foods

- Option exercised by Nestlé Nutrition January 2007
- Currently negotiating a commercial global exclusive license
- Phase 2 human clinical trial for Metabolic Syndrome underway – funded by Nestlé Nutrition

ISP – Vital ET™, personal care

- Distribution agreement with ISP

Leading cosmetic company

- Material transfer agreement entered into Aug 2006


Vital ET™
A Potent New Anti-Inflammatory & Anti-Erythemal Ingredient for Healthy Skin


"Delivering more"

Phosphagenics

Financial Information

Capital

PHOSPHAGENICS

Market capitalisation

- A$ 142 M (at 23.5 cents per share) = US$ 125 M
- 603.4 M shares (ASX:POH)
- 59.7 M options outstanding (ASX:POHOB)

Government Grants 2007

- A$ 3.2 M Pharmaceutical Partnership Program over 3 years
- A$ 2.1 M Commercial Ready over 2 years

Recent capital raisings

- A$ 17.0 M raised Dec 06/Jan 07
- Strong cash position

Strong product pipeline

PHOSPHAGENICS

	Discovery & Research	Pre-clinical	Phase 1	Phase 2	Target Application
Transdermal					
Insulin					Diabetes
Morphine					Pain Management
Oxycodone					Pain Management
Dermal					
Retinoic Acid					Acne
Oral					
Phospha E®					Metabolic Syndrome
APA-01 + Statin					Atherosclerosis
GTP-0805					Cancer

Looking forward....

PHOSPHAGENICS

In 2008, we aim to use the precision and efficiency of TPM to enhance the safe delivery of *approved* topical compounds both topically and systemically.

We remain focused on the discovery of new and cost-effective ways to enhance the delivery of proven products.



"Delivering more"



www.phosphagenics.com

PHOSPHAGENICS

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	04-Dec-2007
Time	09:37:14
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

POH presentation - BBY Healthcare Life Sciences Conference

PHOSPHAGENICS

03 December 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

December 2007 Newsletter & Annual Report Retention Notice

Attached for release to the market is a copy of the Company's December 2007 Newsletter together with a copy of an Annual Report Retention Notice, as dispatched to shareholders.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\Newsletter 03 12 07

PHOSPHAGENICS LIMITED
ABN: 32 056 482 403

r & d update



Dr Esra Ogru, Executive Vice President of Research & Development

Dear Shareholders,

As Executive Vice President of Research & Development, it is my pleasure to update you on our research activities so far for 2007.

As we have advised throughout the year, our technologies have brought about significant opportunities in the pharmaceutical market, which is what this newsletter focuses on.

At present we have three clinical trials in progress: a Phase 2a transdermal insulin trial, a Phase 1 transdermal oxycodone trial and an oral Phospha E® Phase 2 trial – refer to pipeline on page 3.

During the year, with the recruitment of additional scientists, we accelerated our Research & Development (R&D) program, resulting in the achievement of several major milestones, particularly with our TPM technology for both transdermal (through the skin and into the bloodstream) and local topical applications.

On page 5, I introduce and welcome our new appointments to the R&D team. These scientists will play a major role in reaching our objectives.

TPM Technology

Phosphagenics' delivery technology, TPM, involves the creation of vesicles - or "bubble" like particles - that can entrap compounds within their core.

Due to the unique properties of our technology, i.e. the softness and malleability of the vesicles, the vesicles are able to pass through the upper layers of the skin and penetrate into the deeper layers.

By manipulating the size and characteristics of the vesicles, the vesicles rate of passage through the skin and depth of penetration can be controlled. Therefore, Phosphagenics can either localise delivery of compounds to the dermis (dermal delivery) or deliver drugs to the systemic circulation (transdermal delivery) – refer to figure 1.

We believe this ability to target the delivery of actives makes our TPM technology unique in the global market.

With the increased number of formulation scientists at Phosphagenics, there have been a number of major breakthroughs in our ability to:

- Formulate a greater number of compounds;
- Administer formulations in gels, liquids, sprays and patch development is underway; and
- Precisely control the size of our vesicles.

The ability to control vesicle size will play a major role in the extension of our TPM topical strategy as we plan several new clinical trials in 2008.

Figure 1 - Skin Diagram


Stratum corneum
Sebaceous gland
Oil
Hair
Capillaries
Melanocytes
Sweat
Epidermis
Dermis
Fat layers
Dermal delivery
Transdermal delivery
Hair follicle
Nerve
Blood vessels
Sweat gland

INSULIN

With the number of people with diabetes forecast to increase from 200 million today to 370 million by 2030, our transdermal technology, TPM, has the potential to transform the US$7 billion insulin market by providing insulin-dependent diabetics with a non-invasive, effective transdermal alternative to the age old and invasive treatment of insulin injections.

To achieve this, we completed pre-clinical studies and conducted a Phase 1a clinical trial in 2006 that confirmed the safety and tolerability of our TPM and insulin formulation in delivering insulin into the bloodstream without adverse effects.



A representation of three TPM insulin vesicles delivering insulin over a sustained period into the bloodstream.

In May this year, we completed a Phase 1b double-blinded trial in 45 volunteers with an improved TPM formulation at the Royal Adelaide Hospital in South Australia. The results of this trial demonstrated a greater sustained effect in the reduction of all the parameters tested being blood sugar levels, endogenous insulin and C-peptide and also greater statistical significance than the Phase 1a trial – see results on page 3.

As mentioned, we recently began treating diabetic patients with our transdermal insulin formulation in a Phase 2a trial, which is scheduled to be completed during the first half of next year.

We are preparing an Investigational New Drug Application for the US Food and Drug Administration (FDA), which will enable us to continue clinical development in the US after the completion of our Australian trial.

We continue to collaborate closely with our medical advisers, Assistant Professor William Hsu from the Joslin Diabetes Center, Harvard Medical School, Texas, US, and Professor Thomas Rades from the University of Otago, New Zealand, to develop our insulin formulation and program.

OXYCODONE

We recently commenced a Phase 1 clinical trial of our TPM oxycodone formulation. Oxycodone is a leading pain-management drug with worldwide annual sales of more than $US1 billion. It is similar to, but more potent than, morphine and has less adverse effects. However, it is currently only administered as a tablet or injection.

This trial is expected to be completed during the first quarter, 2008.

Our aim is to become the first company to commercialise a sustained-release oxycodone patch for chronic pain sufferers.

RETINOIC ACID

Pre-clinical studies have shown that our TPM technology can increase the penetration of retinoic acid, a leading anti-aging and acne treatment compound, into the dermis layer of the skin – refer to figure 1.

These studies showed that formulating retinoic acid with TPM achieved a three-fold increase in the level of retinoic acid delivered into the dermis, compared to retinoic acid alone. Additionally, studies have shown a reduction of skin irritation with TPM.

The aim and challenge of most dermatological and cosmetic products is to deliver an active ingredient, such as retinoic acid, past the upper skin layer, which is made up of dead skin cells, and into the active skin layer, the dermis, without the active entering the bloodstream.

These studies again highlighted TPM's adaptability to be formulated with many compounds to improve skin penetration and increase effectiveness.

We are now preparing a clinical program for retinoic acid, which is expected to commence in early 2008.

PHOSPHA E®

Phosphagenics and Nestlé Nutrition (Nestlé) undertook two pre-clinical studies in 2006, which showed that Phosphagenics' Phospha E®, when given orally, significantly reduced many of the key biomarkers associated with metabolic syndrome.

Metabolic syndrome is characterised by a group of risk factors that increase the threat of diabetes, coronary heart disease and other diseases associated with plaque build up in artery walls, such as stroke.

Based on these positive pre-clinical results, Nestlé is currently funding a Phase 2 clinical trial to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome.

R & D PIPELINE

	Discovery & Research	Pre-clinical	Phase 1	Phase 2	Target Applicatiion
Transdermal					
Insulin					Diabetes
Morphine					Pain Management
Oxycodone					Pain Management
Dermal					
Retinoic Acid					Acne
Oral					
Phospha E®					Metabolic Syndrome
APA-01 + Statin					Atherosclerosis
GTP-0805					Cancer

The above table provides a summary of Phosphagenics' current R&D pipeline.

KEY RESULTS: PHASE 1B INSULIN TRIAL


OGTT
OGTT
x Control
Treated Insulin
Time (hours)
OGTT= Oral Glucose Tolerance Test

Mean Blood Endogenous Insulin Concentration vs Time


OGTT
OGTT
x Control
Treated Insulin
Time (hours)
OGTT= Oral Glucose Tolerance Test

Mean Blood Glucose Concentration vs Time


OGTT
OGTT
x Control
Treated Insulin
Time (hours)

Mean Blood C-peptide Concentration vs Time

INTERVIEW WITH ASSISTANT PROFESSOR WILLIAM HSU

William C. Hsu, M.D., is a Diabetologist, a Clinical Investigator, an Assistant Professor of medicine at Harvard Medical School, the Director of the Asian Clinic and the Co-Director for the Asian American Diabetes Initiative at Joslin Diabetes Center, Harvard Medical School, Boston, US. His research interests focus on developing and applying novel medical technologies for the treatment of diabetes.

Dr Hsu's role on Phosphagenics' advisory board is to advise and assist with the development of our clinical trial programs in Australia and in the US.

Q: ***What stage of development is Phosphagenics' TPM insulin at?***

A: Phosphagenics has completed Phase 1a and 1b clinical trials with its TPM technology, which showed that TPM can deliver insulin through the skin and into the bloodstream without causing skin disruption. Phase 2 clinical trials are currently underway.

Q: ***Why was diabetes called a "Western epidemic" and what are the future trends for this disease?***

A: Diabetes used to be called a Western epidemic because the rise in new cases used to only occur in industrialised nations. Today, it is becoming a global epidemic.

It is estimated that more than 370 million people will have diabetes worldwide by 2030 and more than half of the new cases will come from the Asian region, especially India and China.

Q: ***What are the current trends in delivering insulin to diabetics and where might a transdermal product like Phosphagenics' TPM insulin be appropriate?***

A: Insulin deficiency is a major defect in both type 1 and type 2 diabetes. While type 1 is a state of absolute insulin deficiency, those with type 2 can't make enough to keep up with the body's increased demand for more insulin. This condition is also known as relative insulin deficiency. If a person has type 2 diabetes long enough, he/she is likely to need insulin replacement.

One of the major barriers to starting insulin is the invasive nature of the delivery route. A transdermal insulin platform will eliminate this major obstacle to insulin adoption, leading to better diabetes control and ultimately less diabetes related complications.

Q: ***What do patients have to look forward to?***

A: Insulin will continue to serve important clinical needs and the market demands a non-invasive system that is safe, reliable and affordable, therefore, I believe the transdermal delivery of insulin is uniquely positioned as the next breakthrough.

Sky News Interview



Dr Esra Ogru was interviewed by Sky News, covering Phosphagenics' development in the non-invasive delivery of insulin and pain-relief drugs through the skin.

GOVERNMENT GRANTS

Phosphagenics' patented world-class technologies address areas of medical need, such as diabetes, metabolic syndrome and chronic pain.

The Australian government awarded Phosphagenics a $2.1 million AusIndustry Commercial Ready grant for its insulin program and a $3.2 million Pharmaceuticals Partnerships Program (P3) grant in May and June 2007 respectively.

R & D TEAM: new member profiles

In the last 12 months, we have recruited five highly qualified and respected scientists to our R&D team to support our exciting R&D program and increased clinical activity, with three concurrent clinical programs currently underway.

Phosphagenics would like to introduce and welcome them to the team.

Dr Esther Apos - Pre-clinical Project Manager (Pharmaceutical)
BSc, PhD

Dr Apos has significant industry experience having worked as a senior Technical Quality Associate at CSL Ltd and as a Scientific Documentation Coordinator for Meditech Research Ltd.

Dr Apos joined the R&D team at Phosphagenics in November 2006 to formalise documentation systems and quality assurance procedures to enable the company to streamline its documentation practices with FDA guidelines.

In September 2007, Dr Apos was promoted to Pre-clinical Project Manager of the R&D team to help coordinate and project-manage key R&D programs within the pharmaceutical division.

"I joined Phosphagenics to be part of an exciting and vibrant biotech company".

Dr Sahar Bassal - Senior Regulatory Affairs Associate
BSc, PhD

Dr Bassal has held several senior post-doctoral roles in academia and industry. Her academic experience and training include fellowships at the USA National Institutes of Health, Peter MaCallum Cancer Institute and the Baker Heart Research Institute.

Dr Bassal's industry experience has focused upon the biotechnology sector with positions of responsibility in clinical trial management and regulatory affairs including a senior role with Johnson & Johnson Pharmaceuticals. She has developed a career in regulatory affairs with significant exposure to USA, EU, South African and Australian regulatory agencies.

Dr Jeremy Cottrell - Research Fellow
BSc, PhD

Dr Cottrell has extensive experience in the fields of physiology and metabolism having worked at the Victorian Department of Primary Industries as a Research Scientist, investigating the benefits of dietary selenoproteins on aged immune function.

Before this appointment, Dr Cottrell completed his Post-Doctoral Fellowship in 2005 at the Baylor College of Medicine, Houston, Texas, US, where he investigated intestinal adaptation and metabolism in the neonate.

During his time at Baylor, Dr Cottrell was the recipient of the Russell and Virginia McFarland award and the American Society of Nutritional Sciences (ASNS) Energy and Macronutrient Metabolism Post-Doctoral Fellow poster award at Experimental Biology, San Diego, US.

Dr Mahmoud El-Tamimy - Research Fellow
BSc, MSc, PhD

Dr El-Tamimy has more than 13 years experience in pharmaceutical research in several countries, specifically in the area of general and transdermal drug delivery.

Prior to joining Phosphagenics, Dr El-Tamimy played a key role at an Australian-based company that provides R&D development services in the area of percutaneous absorption to the pharmaceutical, cosmetic and veterinary industries.

Dr Reza Muzafari - Research Fellow
BSc, MSc, PhD

Dr Muzafari has more than 14 years experience in the areas of Nanobiotechnology, Micro- and Nanoencapsulation of bioactive material including peptide and nucleic acid-based drugs, cosmetics, nutraceuticals and controlled release of bioactive agents.

Dr Muzafari has published more than 70 scientific articles, four books, refereed numerous scientific papers and has presented as a key speaker extensively to the international scientific community in the fields of molecular biology, biomedicine, pharmaceutics, gene/drug delivery and scanning probe microscopy.

looking ahead



President & CEO - Harry Rosen

As mentioned, our R&D activities over the past year have been extremely exciting with three clinical programs currently underway.

We are now working towards translating these exceptional discoveries into commercial outcomes over the next 12 months, while continuing to explore the opportunities presented by our commercial strategy in the next wave of our R&D programs.

Our TPM technology has shown the ability to deliver drugs systemically (into the bloodstream) and to deliver drugs topically (localised) into specific areas of the body.

With the help of more than 20 scientists at Phosphagenics in Australia and around the world, we intend to continue to develop TPM with insulin and oxycodone as well as expanding our work in the local topical delivery market.

In 2008, we aim to use the precision and efficiency of TPM to enhance the safe delivery of approved topical drugs to a localised site of action, while minimising exposure of the active to the systemic circulation – similar to our retinoic acid study.

A number of leading topical products for the treatment of pain and inflammation are currently under investigation as well as products that have not previously been capable of topical delivery for these indications.

This suite of products will build on the impressive dermal delivery capabilities of TPM, which has also demonstrated successful results in the systemic delivery of both small and large molecules, such as insulin and opiates.

Phosphagenics sees that a portfolio of topically delivered products offers a number of advantages, including:

- Faster time to market compared to transdermal products delivering actives into the bloodstream;
- Relatively easier path to regulatory approval;
- A cost effective development program; and
- Significant markets and unmet needs.

In respect to our competitive positioning, the TPM platform offers opportunities to:

- Provide a more effective topical product;
- Reduce systemic exposure of the active;
- Provide a variety of dosage forms including gels, foams or sprays without comprising the effectiveness of the product; and
- Overcome issues of intolerance and dermal reactions presented by many topical therapies.

TPM's unique benefits support strong differentiation opportunities for selected products in their relevant market segments.

We look forward to the challenges and rewards that lie ahead and remain focused on the discovery of new and cost-effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Harry Rosen

PHOSPHAGENICS
Phosphagenics Limited
ABN 32 056 482 403

INVESTOR CENTRE
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FOR ALL ENQUIRIES CALL:
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000001
000
POHRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

3 December 2007

IMPORTANT NOTICE

You need to take action to:

- Continue receiving hard copy Annual Reports
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YOUR ANNUAL REPORT

YOUR CHOICE

Dear security holder,

The Australian Government recently introduced legislation allowing the default option for receiving annual reports to be via a company's website – you now have the choice to continue to receive a printed annual report in the mail or view it electronically at our website.

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If you have any questions about this form, please contact our Investor Relations Manager on +61 3 9605 5900.

Yours sincerely

Mourice Garbutt
Company Secretary

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000001 000 POHRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I ND

Computershare

POH

0 3 A L

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
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Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	03-Dec-2007
Time	10:03:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

December 2007 Newsletter and Annual Report Retention Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: **Phosphagenics Limited**

ACN/ARSN: 056 482 403

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 26/11/07

The previous notice was given to the company on: 20/12/06

The previous notice was dated: 19/12/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	82,233,371	14.18	90,646,143	15.02

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/01/07 26/11/07	Orbis MIS – Orbis/SM Australia Equity Fund	Acquisition of shares	AUS$ 2,073,156.30	8,412,772	8,412,772

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 53,820,634	53,820,634
See Annexure A Tables 2 and 3					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/a	N/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Hugh Gillespie Capacity Authorised Signatory

sign here [signature] date 26 November 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Phosphagenics Limited ACN 056 482 403

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN FORM 604

print name Hugh Gillespie Capacity Authorised Signatory

sign here date 28 November 2007

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 2,335,000	2,335,000
Orbis SICAV - Global EquityFund of 40 Avenue Monterey L-2163, Luxembourg	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 6,080,000	6,080,000
Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 820,000	820,000
Orbis MIS – Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 1,890,000	1,890,000
Orbis SICAV – Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 9,092,000	9,092,000
Orbis MIS - Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 15,403,509	15,403,509
GA Fund –L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	Registered Holder	Ordinary 1,205,000	1,205,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 90,846,143 ordinary securities of Phosphagenics Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited

form604(phosphagenics)(2)

Name	Address	ACN	Nature of association
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 1110 – 070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (M/S) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 315 825	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

form604(phosphagenics)(2)

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	27-Nov-2007
Time	09:06:17
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

PHOSPHAGENICS

7 November 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Professor J Mills

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on Friday 2 November 2007 and arising from the purchase on-market of 40,000 ordinary fully paid Phosphagenics Limited shares at A$0.2436 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jm1 07 11 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MILLS, John
Date of last notice	15 March 2007 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

7 November 2007

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

7 November 2007

SCHEDULE OF DIRECTORS INTERESTS

COMPANY NAME : Phosphagenics Limited

	PRESENT Appendix 3Y (07/11/0)		PREVIOUS Appendix 3Y (15/03/07)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHOB**	POH	POHOB
Name of Registered Holder(s)				
Prof. John Mills & Prof. Suzanne Mary Crowe (1)	**164,667**	**Nil**	164,667	Nil
Prof. John Mills & Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	**138,000**		98,000	Nil
TOTAL ENTITLEMENTS:	**302,667**	**Nil**	262,667	Nil
Total Issued Securities	**603,439,181**	**59,632,673**	603,439,181	59,632,673
Percentage entitlements	**0.0502**	**NIL**	0.0435	NIL

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above **joint holding** with Professor Suzanne Mary Crowe.

Movement in Entitlements:	Shares
Balance, per Appendix 3Y, 15/03/07	164,667
Movement(s):	nil
Balance, per Appendix 3Y, 07/11/07	164,667

2 Professor Mills is a beneficiary under the **Portsea Superannuation Fund: No Change**

Movement in Entitlements: Portsea Superannuation Fund	Shares
Balance, per Appendix 3Y, 15/03/07	98,000
Movement(s):	
Acquisition(s): on-market during normal course of trading of the official lists of the ASX Limited	
02.11.2007 at A$0.2436 a share	40,000
Balance, per Appendix 3Y, 15/03/07	138,000

Sue Williams

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, 7 November 2007 5:59 PM

To: Mourice Garbutt

Subject: Confirmation of Release - POH - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 527050 as follows:
Release Time: 07-Nov-2007 at 17:58:42
ASX Code: POH
Announcement Title: Change of Director's Interest Notice - Prof J Mills

19 October 2007

Company Announcement

PHOSPHAGENICS

Dietary Supplement Update

Phosphagenics Limited (ASX: POH; AIM: PSG; OTCQX: PPGNY) provides an update on developments with its dietary supplement commercial partner NBTY Inc. ("NBTY").

As advised to the market in October 2006, NBTY acquired the Ester-E® license agreement between Phosphagenics and Zila Inc. as a consequence of its purchase of Zila Nutraceuticals Inc. ("ZNI"). This agreement, signed in 2003, was for an initial five year term and granted the rights to market Phosphagenics' vitamin E phosphate as a dietary supplement in the US, Canada and Indonesia.

Since NBTY's acquisition of ZNI, Phosphagenics and the NBTY group have been in discussions to amend the terms of the license agreement. The parties have been unable to reach agreement and consequently, the NBTY group has given notice to terminate the agreement.

Under the terms of the agreement, the termination will be effective six months after notice. Phosphagenics will therefore be entitled to minimum royalties as specified in the agreement until April 2008 and anticipates minimal financial impact as the agreement was due to expire only a few months later, in July 2008.

Harry Rosen, Phosphagenics President and CEO, said: "Nestlé Nutrition, our partner for medical foods, and Phosphagenics have recently announced a phase 2 clinical trial to establish the efficacy of our vitamin E phosphate in the management of metabolic syndrome.

"We will now pursue alternative commercial arrangements for our vitamin E phosphate in the dietary supplement market. Additionally, following our positive preclinical studies, termination of this agreement opens opportunities to explore and potentially reposition and leverage the use of our vitamin E phosphate in a multitude of markets, thus extracting additional value from the product."

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:

Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:

Mr Brian Ritchie/ Mr. Evan Smith, CFA
Financial Dynamics
+1 212 850 5600

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	19-Oct-2007
Time	12:46:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Dietary Supplement Update

04 October 2007

PHOSPHAGENICS

Company Announcement

Nestlé Nutrition and Phosphagenics to commence Phospha E® phase 2 clinical trial

Phosphagenics Limited (ASX: POH; AIM: PSG; OTCQX: PPGNY) and Nestlé Nutrition (Nestlé) today announced that they will jointly commence a phase 2 human clinical trial in Australia to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome.

Ethics approval has been obtained to conduct the double-blind phase 2 clinical trial which will commence shortly.

Metabolic syndrome is characterised by a group of risk factors that increase the risk of diabetes, coronary heart disease and other diseases associated with plaque build up in artery walls, such as stroke. The American Heart Association estimates that 47 million U.S. residents have metabolic syndrome.

Dr Esra Ogru, Executive Vice President Research & Development at Phosphagenics, said: "It is very rewarding to see Phospha E® progress down the clinical trial path after years of pre-clinical testing. We have reached a very exciting stage of the development of this product and are delighted to be aligned with the world's largest nutrition company as our partner."

Nestlé will fund the phase 2 clinical trials and will be granted a worldwide exclusive license for the use of Phospha E® in medical foods, while Phosphagenics will manufacture and supply Phospha E® to Nestlé. The final commercial arrangements are expected to be completed by the end of this year.

This new collaboration builds upon two pre-clinical dose response trials performed by Nestlé and Phosphagenics in 2006. The results of trials confirmed that, when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease.

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Nestlé Nutrition
Nestlé Nutrition is an autonomous business within the Nestlé group managing and developing the group's speciality nutrition brands. Through science-based nutrition products and services, Nestlé Nutrition helps enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life.

About 22 000 employees in more than 70 markets are part of Nestlé Nutrition. Its product portfolio – covering infant nutrition, healthcare nutrition, performance nutrition and weight management – includes such trusted and well-recognised brands as: NAN, GERBER, LACTOGEN, NESLAC, CERELAC, BOOST, NUTREN, PEPTAMEN, RESOURCE, OPTIFAST, POWERBAR, MUSASHI and JENNY CRAIG. More information at: www.nestlenutrition.com.

About the Phosphagenics / Nestlé Pre-Clinical Studies
The final results of the two pre-clinical dose response trials announced to the market on December 14th, 2006, confirmed that when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined. In these trials, animals treated with varying doses of Phospha E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

About Metabolic Syndrome
Metabolic syndrome is characterised by a group of metabolic risk factors –abdominal obesity and elevated blood pressure, cholesterol, triglycerides and blood glucose The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

About Phospha E®

Phospha E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol and triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Phospha E® has applications across all three nutraceutical market segments, and is currently sold internationally as a dietary supplement by NBTY Inc (under the name of Ester-E™) and is marketed worldwide in the personal care market as Vital ET™ by ISP Corporation.

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
Tel +61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

Safe Harbor Statement

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	09:20:27
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Nestle Nutrition - POH commence Phospha E Phase 2 Trial

PHOSPHAGENICS

28 September 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr M D Preston

Attached for release to the market is an Appendix 3Y Notice advising of variations in the entitlement to the Company's ordinary fully paid shares of Mr M D Preston.

Mr Preston has advised that this sale of 95,000 shares completes the order for the sale of 200,000 shares.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y mpd 28 09 07

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**PRESTON, Michael David**
Date of last notice	**25 SEPTEMBER 2007 (Appendix 3Y)**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Refer Annexure "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Refer Annexure "A"
Date of change	Refer Annexure "A"
No. of securities held prior to change	Refer Annexure "A"
Class	Refer Annexure "A"
Number acquired	Nil - Refer Annexure "A"
Number disposed	Nil - Refer Annexure "A"
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil - Refer Annexure "A"
No. of securities held after change	Refer Annexure "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Refer Annexure "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NONE
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change **Note: Details are only required for a contract in relation to which the interest has changed**	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Annexure "A"
to Appendix 3Y
28 September 2007

This is the Annexure "A" of one page referred to in the Appendix 3Y Notice (Change of director's interest) for Michael David PRESTON dated 28/09/07

Entitlement and Registered Holder	**Present Appendix 3Y 28/09/07**	Previous Appendix 3Y 25/09/07
Michael David PRESTON		
entitlement held by:		
• Self	**1,381,773**	1,476,773
• Michael & Sherri PRESTON	**790,886**	790,886
Total Entitlement	**2,172,659**	2,267,659
Total issued Shares	**603,440,906**	603,440,906
Percentage Entitlement	**0.36%**	0.375%

Movements:

1	**Michael PRESTON**	
	Balance, per Appendix 3Y, 25/09/07	**1,476,773**
	LESS On-market sales in normal course of trading:	
	26/09/07 at 25.0 cents **[completion of order]**	-95,000
	Total Disposals	**-95,000**
	Balance, per Appendix 3Y, 28/09/07	**1,381,773**
2	**Michael & Sherri PRESTON**	
	Balance, per Appendix 3Y, 25/09/07	**790,886**
	NO CHANGE	-
	Balance, per Appendix 3Y, 28/09/057	**790,886**

COMMENTS:

1 Mr Preston has a legal and beneficial entitlement to the 1,381,773 shares in the capital of Phosphagenics Limited and as registered in his name in the Register of Members.

2 Mr Preston has an entitlement to the 790,886 shares in the capital of Phosphagenics Limited as registered jointly with his spouse, Mrs S Preston, in the Register of Members.

p\asx\3y mdp 28 09 07

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	PHOSPHAGENICS LIMITED
Fax number	0396055999
From	ASX Limited – Company Announcements Office
Date	01-Oct-2007
Time	08:21:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice - Mr M D Preston